

July 23, 2010

M. Brent Stevens
Chief Executive Officer
Peninsula Gaming, LLC, Peninsula Gaming, Corp., Diamond Jo, LLC
301 Bell Street
Dubuque, Iowa 52001

> **Re: Peninsula Gaming, LLC, Peninsula Gaming, Corp., Diamond Jo, LLC**
> **Form 10-K: For the Fiscal Year Ended December 31, 2009**
> **Filed on March 30, 2010**
> **File No. 333-117800, 333-105587-01, 333-88829**

Dear Mr. Stevens:

We have reviewed your response letter dated July 7, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K: For the Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 27

1.   We note your response to our prior comment 4. Please revise future filings to describe general maintenance capital expenditures, disclose the related accounting treatment for these expenditures, and provide examples of the types of expenditures similar to that provided in your response.

M. Brent Stevens
Peninsula Gaming, LLC, Peninsula Gaming, Corp., Diamond Jo, LLC
July 23, 2010
Page 2

Item 8. Financial Statements And Supplementary Data

Note 2. Summary of Significant Accounting Policies

Goodwill and Licenses and Other Intangible Assets, F- 8

2.   We note your response to our prior comment 6. Please revise future filings to disclose
        who you pay this fee to, what these licenses cover, and your basis for your accounting.

Obligation Under Minimum Assessment Agreement, F-10

3.   We note your response to our prior comment 7. Please revise future filings to disclose the
        following items that were noted from your response:

        •   The public parking facility is to be owned and operated by the City and is being
            constructed on real estate owned by the City;

        •   DJL contributed $6.3 million towards the construction of the public parking
            facility; and
        •   Under the minimum assessment agreement, DJL is required to pay a minimum
            amount of property taxes to the City of $1.9 million per year.

        Additionally, it appears from Note 2 that you (through DJW) purchased the bonds issued
        by the City to fund the construction of this public parking facility and have recorded
        these bonds as an available for sale investment. Please confirm this in your response to us
        and, if true, please revise your disclosure under "Obligation under Minimum Assessment
        Agreement" in future filings to disclose this fact. Please provide us with your proposed
        revised disclosure as part of your response.

Note 3. Property and Equipment, F-14

4.   We note your response to our prior comment 8. Please revise future filings to explain that
        the costs you wrote-off on hotel projects were initially incurred because you planned to
        own and operate the hotel. Please also explain that these costs were written off because
        your design is not being used by the current majority owner. Additionally, please disclose
        the terms of the potential loan agreement as provided in your response in the third
        paragraph. Please provide us with your proposed revised disclosure as part of your
        response.

You may contact Aamira Chaudhry at 202-551-3389 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief